Exhibit 99.1

Globavend Welcomes Pictureworks CEO to Lead Its AI-Driven Entertainment Business

PERTH, AUSTRALIA, May 19, 2026 -- (GLOBE NEWSWIRE) -- via IBN -- Globavend Holdings Limited (NASDAQ: GVH) (“Globavend” or the “Company”), an emerging e-commerce logistics provider and digital entertainment company, today announced the appointment of Fuk Yan Tse, known as Sharon Tse (“Ms. Tse” or “Sharon”), as Chief Executive Officer of Loomi Group, the operating arm of the Company’s digital entertainment business. This newly created position follows the Company’s transformational move into the digital entertainment industry. Ms. Tse will oversee the operations and strategy of the Company’s digital entertainment business following the completion of the acquisition of Loomi Entertainment Group Limited and its subsidiaries (“Loomi Group”).

“We are thrilled to welcome Sharon to Globavend as we strategically expand into digital entertainment and AI-enabled media production,” said Kenny Fung, Chairman of Globavend. “Her exceptional track record in driving growth and expanding Pictureworks makes Sharon the ideal leader to accelerate our strategic initiatives and deliver long-term shareholder value. As we continue to grow our legacy logistics operations, Globavend is diversifying its operating model beyond traditional logistics into next-generation digital media platforms.”

Ms. Tse brings more than 18 years of proven executive leadership in AI development, digital imaging and marketing. She has stepped down from her current role as Managing Director and Chief Executive Officer of Pictureworks International Holdings Limited, a Malaysian imaging technology company, where she led a multi-market team across Asia in integrating AI into the digital imaging business and joined Globavend to lead its digital entertainment business. She also has deep expertise in integrating AI into business as the founder of a Web3 marketing solutions platform bridging Web2 and Web3 and a leading Malaysian all-in-one entertainment ticketing platform.

“I am thrilled to join Globavend at this transformational moment,” said Sharon Tse, the incoming Chief Executive Officer of Loomi Group. “AI is fundamentally changing how entertainment content is created and delivered — and Loomi Group is built for exactly this shift. By harnessing our proprietary technology and AI across the full production and distribution pipeline, we can move faster, create smarter, and reach audiences at a scale that was simply not possible before. I believe this uniquely positions us to reshape the entertainment industry and capture a significant growth of the market.”

Globavend previously announced the proposed acquisition of Loomi Group, a digital entertainment company with an AI-powered media production platform. The transaction closed on May 19, 2026. Following the close of the transaction, Globavend owns 70% of the equity interests in Loomi Group, and Ms. Tse continues to own the remaining 30%.

About Globavend Holdings Limited

Globavend Holdings Limited is an emerging e-commerce logistics provider and digital entertainment company. As a logistics provider, it offers end-to-end integrated cross-border logistics solutions in Hong Kong, Australia, and New Zealand, primarily serving enterprise customers, including e-commerce merchants and operators of e-commerce platforms, and facilitating business-to-consumer (B2C) transactions. It provides customers with a comprehensive solution encompassing pre-carriage parcel drop-off, parcel consolidation, air freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery. As a digital entertainment company, Globavend provides entertainment video services to audiences in Southeast Asia through its mobile application and maintains a self-developed, proprietary AI-powered media production platform that offers end-to-end cinematic production to support content creation by professional producers and creators.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the Company’s beliefs and assumptions and on information currently available to its management. All statements in this press release other than statements of historical fact are forward-looking statements, including statements regarding the business of Loomi Group, the Company’s strategic direction, and its transformational initiatives. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the Company’s ability to successfully realize the anticipated benefits of the Loomi Group acquisition; risks associated with pursuing M&A initiatives and expanding into new lines of business; risks related to the ability to attract and retain qualified employees and key personnel; competitive pressures; changes in consumer behavior; intellectual property risks and the protection thereof; global economic or market conditions; changes in operating plans or funding requirements; and the other risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, and in subsequent reports filed with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release, whether to conform them to actual results or to changes in its expectations.

For investor and media inquiries, please contact:

Globavend Holdings Limited

Kenny K. M. Fung, Chairman
kennyfung@risemindtech.com
888.201.1623

https://globavend.com/